SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MongoDB, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

60937P106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60937P106	SCHEDULE 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P. (“SC USGF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 846,819
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 846,819

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,819
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 47,744,886 shares outstanding as of December 5, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 60937P106	SCHEDULE 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P. (“SC USGF PF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,310
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,310

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,310
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 47,744,886 shares outstanding as of December 5, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 60937P106	SCHEDULE 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON SCGF IV MANAGEMENT, L.P. (“SCGF IV MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

884,129 shares, of which 846,819 shares of Class B common stock are directly owned by SC USGF IV and 37,310 shares of Class B common stock are directly owned by SC USGF PF IV. SCGF IV MGMT is the General Partner of each of SC USGF IV and SC USGF PF IV.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

884,129 shares, of which 846,819 shares of Class B common stock are directly owned by SC USGF IV and 37,310 shares of Class B common stock are directly owned by SC USGF PF IV. SCGF IV MGMT is the General Partner of each of SC USGF IV and SC USGF PF IV.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 47,744,886 shares outstanding as of December 5, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 60937P106	SCHEDULE 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND (Q), LP (“SC USV 2010 PFQ”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 81,788
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 81,788

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,788
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 47,744,886 shares outstanding as of December 5, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 60937P106	SCHEDULE 13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND, LP (“SC USV 2010 PF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,515
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,515

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 47,744,886 shares outstanding as of December 5, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 60937P106	SCHEDULE 13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 FUND, LP (“SC USV 2010”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 744,272
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 744,272

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,272
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 47,744,886 shares outstanding as of December 5, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 60937P106	SCHEDULE 13G	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON SC U.S. VENTURE 2010 MANAGEMENT, L.P. (“SC USV 2010 MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

842,575 shares, of which 744,272 shares of Class B common stock are directly owned by SC USV 2010, 81,788 shares of Class B common stock are directly owned by SC USV 2010 PFQ, and 16,515 shares of Class B common stock are directly owned by SC USV 2010 PF. SC USV 2010 MGMT is the General Partner of each of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

842,575 shares, of which 744,272 shares of Class B common stock are directly owned by SC USV 2010, 81,788 shares of Class B common stock are directly owned by SC USV 2010 PFQ, and 16,515 shares of Class B common stock are directly owned by SC USV 2010 PF. SC USV 2010 MGMT is the General Partner of each of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010..

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,575
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 47,744,886 shares outstanding as of December 5, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 60937P106	SCHEDULE 13G	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US TTGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

1,726,704 shares, of which 744,272 shares of Class B common stock are directly owned by SC USV 2010, 81,788 shares of Class B common stock are directly owned by SC USV 2010 PFQ, 16,515 shares of Class B common stock are directly owned by SC USV 2010 PF, 846,819 shares of Class B common stock are directly owned by SC USGF IV and 37,310 shares of Class B common stock are directly owned by SC USGF PF IV. SC USV 2010 MGMT is the General Partner of each of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010. SCGF IV MGMT is the General Partner of each of SC USGF IV and SC USGF PF IV. SC US TTGP is the General Partner of each of SCGF IV MGMT and SC USV 2010 MGMT.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

1,726,704 shares, of which 744,272 shares of Class B common stock are directly owned by SC USV 2010, 81,788 shares of Class B common stock are directly owned by SC USV 2010 PFQ, 16,515 shares of Class B common stock are directly owned by SC USV 2010 PF, 846,819 shares of Class B common stock are directly owned by SC USGF IV and 37,310 shares of Class B common stock are directly owned by SC USGF PF IV. SC USV 2010 MGMT is the General Partner of each of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010. SCGF IV MGMT is the General Partner of each of SC USGF IV and SC USGF PF IV. SC US TTGP is the General Partner of each of SCGF IV MGMT and SC USV 2010 MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%[1]
12	TYPE OF REPORTING PERSON OO

[1]

Based on a total of 47,744,886 shares outstanding as of December 5, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 60937P106	SCHEDULE 13G	Page 10 of 12 Pages

ITEM 1.

(a) Name of Issuer:

MongoDB, Inc.

(b) Address of Issuer’s Principal Executive Offices:

229 W. 43rd Street, 5th Floor

New York, NY

ITEM 2.

(a) Name of Persons Filing:

Sequoia Capital U.S. Growth Fund IV, L.P.

Sequoia Capital USGF Principals Fund IV, L.P.

SCGF IV Management, L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund (Q), LP

Sequoia Capital U.S. Venture 2010 Partners Fund, LP

Sequoia Capital U.S. Venture 2010 Fund, LP

SC U.S. Venture 2010 Management, L.P.

SC US (TTGP), Ltd.

SCGF IV MGMT is the General Partner of SC USGF IV and SC USGF PF IV. SC USV 2010 MGMT is the General Partner of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010. SC US TTGP is the General Partner of SCGF IV MGMT and SC USV 2010 MGMT.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

SC USGF IV, SC USGF PF IV, SCGF IV MGMT, SC USV 2010 PFQ, SC USV 2010 PF, SC USV 2010, SC USV 2010 MGMT, SC US TTGP: Cayman Islands

(d) CUSIP Number:

60937P106

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 60937P106	SCHEDULE 13G	Page 11 of 12 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 60937P106	SCHEDULE 13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Sequoia Capital U.S. Growth Fund IV, L.P.
Sequoia Capital USGF Principals Fund IV, L.P.

By: SCGF IV Management, L.P.
General Partner of Each

By: SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF IV Management, L.P.

By: SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

Sequoia Capital U.S. Venture 2010 Partners Fund (Q), LP
Sequoia Capital U.S. Venture 2010 Partners Fund, LP
Sequoia Capital U.S. Venture 2010 Fund, LP

By: SC U.S. Venture 2010 Management, L.P.
General Partner of Each

By: SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC U.S. Venture 2010 Management, L.P.

By: SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Managing Director